United States securities and exchange commission logo





                             September 22, 2022

       Elizabeth Freed
       Directora - Asuntos Legales de Tesoreria y Pasivos
       Corporacion Andina de Fomento
       Torre CAF, Avenida Luis Roche, Altamira
       Caracas, Venezuela

                                                        Re: Corporacion Andina
de Fomento
                                                            Registration
Statement under Schedule B
                                                            Filed August 25,
2022
                                                            File No. 333-267056

       Dear Elizabeth Freed:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Schedule B

       Recent Developments, page 4

   1. Here or elsewhere, please include discussion of the pending requirements for the countries that do not have full
membership.
       Capital Structure, page 6

   2. Please include a discussion that details the requirements to become a full member.
   3. Here or elsewhere, please include a discussion that details your Support Program for the
                                                        Liquidity Management in
Exceptional Situations.
       Venezuela, page 9
 Elizabeth Freed
FirstName  LastNameElizabeth Freed
Corporacion  Andina de Fomento
Comapany 22,
September  NameCorporacion
               2022         Andina de Fomento
September
Page 2     22, 2022 Page 2
FirstName LastName
4. The first two paragraphs state that Venezuela is past due on various subscriptions as of the date of this prospectus, and the third paragraph states that Venezuela is current on its obligations. Please clarify.
Recent Developments Relating to Sanctions, page 15

5. We note your disclosure that certain amendments to outstanding debt of the Government
         of Venezuela could be considered a    new debt    or other prohibited
extension of credit.
         Please revise your discussion as necessary, to reflect the extent that any repurchase of securities from Venezuela may also be affected by sanctions or risk direct or indirect violations of sanctions. Additionally, to the extent that funds from the offering may be deemed fungible, please include discussion of any risk that investments from U.S. persons or within the United State may be deemed in conflict with sanctions. Loans Approved and Disbursed by Country, page 27

6. Here or elsewhere, please clarify the disparities between loans that are disbursed compared to those approved, including, for example, how Venezuela was not approved for certain amounts in 2019 and 2021, but received disbursements.
Asset Quality, page 33

7. We note your statement that you have not suffered any individually significant losses on your loan portfolio. Please include discussion of the reasons for the material changes between 2020 and 2021 in loans in no-accrual status and those written off.
Taxation, page 50

8. We note your reference in Exhibit I to an opinion and consent of Latham & Watkins LLP regarding tax matters. Please revise your introductory paragraph name counsel and reflect that it is provided based upon an opinion of counsel.
9. We refer to the opinion provided in Exhibit 99.I. Please revise to opine on the material
         U.S. tax consequences of the transaction, rather than on the manner or accuracy with which they are described in the prospectus.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Corey Jennings, Special Counsel, at (202) 551-3258, or Michael Coco,
Chief, at (202) 551-3253 with any other questions.
 Elizabeth Freed
Corporacion Andina de Fomento
September 22, 2022
Page 3



                                             Sincerely,

FirstName LastNameElizabeth Freed            Division of Corporation Finance
                                             Office of International Corporate
Comapany NameCorporacion Andina de Fomento
                                             Finance
September 22, 2022 Page 3
cc:       Roderick O. Branch
FirstName LastName